Exhibit 3

EXECUTION VERSION

Term Sheet

Amneal Pharmaceuticals, Inc.

This Term Sheet (the “Term Sheet”) is entered into as of October 16, 2023, by and among Amneal Pharmaceuticals, Inc., a Delaware corporation (“Old PubCo”), Amneal Pharmaceuticals LLC (“Opco”) and, solely for purposes of the Amneal Group Representative Consent (as defined below), the Amneal Group Representative1, on behalf of the Amneal Legacy Group. Each of Old PubCo and Opco may be referred to herein as a “Party” and collectively as the “Parties”.

Old Pubco and Opco wish to undergo a reorganization resulting in the elimination of the current umbrella partnership – corporation structure (“Up-C Structure”) of Old PubCo and Opco, subject to the terms and conditions set forth below (the “Reorganization”). As used herein, “Amneal Legacy Group” refers to those persons listed in the books and records of Old PubCo who hold both common units in Opco and shares of Class B common stock in Old PubCo prior to the consummation of the Reorganization.

Overview

Following the closing of the Reorganization (the “Closing”), and pursuant to the steps identified in the “Manner of Reorganization” section below:

1.  A newly formed Delaware corporation (“New PubCo”) will be the direct owner of Old PubCo.

2.  New PubCo, both directly and indirectly through Old PubCo, will be the owner of Opco.

3.  The current holders of (i) Old PubCo Class A common stock (including the public stockholders) and (ii) Class B common stock and Opco common units (other than Old PubCo) will be the holders of Class A common stock of New PubCo.

New PubCo Class A common stock will have the same designations, rights, powers and preferences and qualifications, limitations and restrictions thereof as the Old PubCo Class A common stock.

Amneal Group Representative Consent	The Amneal Group Representative hereby (i) consents to the Reorganization and (ii) agrees to use its reasonable best efforts to ensure that each member of the Amneal Legacy Group will cooperate and take such actions as reasonably necessary in order to effect the terms of this Term Sheet and effect the Reorganization as soon as reasonably practicable (collectively, the “Amneal Group Representative Consent”).

[1]

As defined in the Second Amended and Restated Stockholders Agreement dated as of December 16, 2017, by and among Amneal Pharmaceuticals Holding Company, LLC, a Delaware limited liability company, AP Class D Member, LLC, a Delaware limited liability company, AP Class E Member, LLC, a Delaware limited liability company, AH PPU Management, LLC, a Delaware limited liability company, and Amneal Pharmaceuticals, Inc. (which was previously known as Atlas Holdings, Inc.), a Delaware corporation, as amended.

NYSE Listing and SEC Filings

Old PubCo shall ensure that New PubCo common stock will trade on NYSE under the “AMRX” ticker and New PubCo will maintain Old PubCo’s “accelerated filer” status and adopt Old PubCo’s Registration Statements on Forms S-3 and S-8 by filing post-effective amendments.

Old PubCo shall file an 8-K disclosing this Term Sheet, and the Amneal Legacy Group shall make appropriate Section 13/16 filings, in each case promptly after execution hereof.

Manner of Reorganization

The Reorganization will be structured as follows:

1.  Old PubCo forms New PubCo, a new Delaware corporation, as a direct, wholly-owned subsidiary.

2.  New PubCo forms two direct, wholly-owned merger subsidiaries: Merger Sub 1, a Delaware corporation (“Merger Sub 1”) and Merger Sub 2, a Delaware limited liability company (“Merger Sub 2”).

3.  Merger Sub 1 merges with and into Old PubCo with Old PubCo surviving (the “First Merger”) pursuant to Section 251(g) of the General Corporation Law of Delaware (“DGCL”).

4.  As a result of the First Merger, the shares of Old PubCo Class A common stock and Old PubCo Class B common stock outstanding immediately before the First Merger convert, by operation of law, into an equal number of shares of New PubCo Class A common stock and New PubCo Class B common stock, with the same rights as Old PubCo Class A common stock and Old PubCo Class B common stock, respectively.

5.  Merger Sub 2 merges with and into Opco with Opco surviving (the “Second Merger”).[2]

6.  As a result of the Second Merger, all common units of Opco, other than those held by Old PubCo, will convert into an equal number of shares of New PubCo Class A common stock.

[2]	Pursuant to the Opco Limited Liability Company Agreement, the Second Merger will require the consent of a majority interest of the members.

7.  Immediately following the Second Merger, all holders of Opco common units, other than Old PubCo, shall surrender their respective shares of New PubCo Class B common stock for cancellation pursuant to a Stock Surrender Agreement executed prior to Closing.

8.  Following the Second Merger, any hook stock resulting from the First Merger or the Second Merger (i.e., New PubCo stock held by Old PubCo and Opco) will be surrendered to New PubCo for no consideration and subsequently retired.

9.  Upon completion of the Reorganization, Old PubCo will be directly owned by New PubCo and Opco will be directly owned by Old PubCo and New PubCo and there will be a single class of stock of New PubCo outstanding.

10.  Following the Reorganization, the public stockholders will own the same portion of the equity of New PubCo that they owned in Old PubCo prior to the Reorganization.

Old PubCo and Opco intend for the transaction to be a non-taxable reorganization pursuant to Section 351 of the Internal Revenue Code.

Stock Surrender Agreement	Prior to Closing, the Amneal Legacy Group members will each execute the Stock Surrender Agreement irrevocably agreeing to surrender to New PubCo the shares of New PubCo Class B common stock received by them in connection with the First Merger immediately following the Second Merger, and New PubCo will, upon such surrender, retire the shares.

Applicability of DGCL Section 251(g)	The First Merger will meet the requirements of Section 251(g) of the DGCL and will be accomplished without a vote of the stockholders of Old PubCo.

Consideration	The Amneal Legacy Group will not receive cash consideration in the Reorganization.

Tax Receivable Agreement	The Reorganization shall not result in an acceleration of the Tax Receivable Agreement dated as of May 4, 2018, by and among Old PubCo, Opco and the Amneal Legacy Group (the “TRA”). The terms of the TRA will be amended to provide that the percentage of the applicable tax savings the Amneal Legacy Group will be entitled to thereunder is decreased from 85% to 75%. The terms of the TRA will otherwise remain unchanged.

Tax Distributions	Tax distributions under Section 4.01(b) of the Third Amended and Restated Limited Liability Company Agreement of Opco dated as of May 4, 2018, by and among Opco and its Members (as defined therein) (the “Opco LLCA”) will continue for all periods prior to the Closing, with a final tax distribution to occur on or immediately prior to the date of the Closing for the calendar quarter (or partial calendar quarter) in which the Closing occurs.

Corporate Governance

New PubCo will retain the same management and board composition as Old PubCo.

The charter and bylaws of New PubCo shall have provisions identical to the current charter and bylaws of Old PubCo, including all of the rights of the Amneal Legacy Group contained therein, consistent with Section 251(g) of the DGCL.

New PubCo will assume all of the rights and obligations of Old PubCo under the Second Amended and Restated Stockholders Agreement dated December 16, 2017 and as amended as of August 2, 2019, by and among Old PubCo, Opco, AP Class D Member, LLC, AP Class E Member, LLC and AH PPU Management, LLC (the “Stockholders Agreement”). The Stockholders Agreement will be amended as necessary to account for the Reorganization.

Reorganization Documentation

Prior to Closing, the Parties will amend any applicable governance, voting, stockholders or similar agreements to which Old PubCo, Opco or any of the Amneal Legacy Group members are party (including, but not limited to, the Opco LLCA, TRA and Stockholders Agreement) in order to (i) effect the Reorganization and (ii) maintain the effectiveness of such agreements following the Reorganization.

Other than as set forth in this Term Sheet and to achieve the purposes set forth above, the terms of such agreements shall remain unchanged.

The Parties agree to cooperate to effect, or cause to effect, as applicable, any other documentation necessary for the Reorganization.

Tax Opinion	Prior to the Closing and for the mutual benefit of New PubCo and the Amneal Legacy Group, New PubCo will deliver to the Amneal Legacy Group a written legal opinion, in form previously provided to the Amneal Legacy Group (or a substantially similar form), from a nationally recognized law firm (including, for the avoidance of doubt, Simpson Thacher & Bartlett LLP) to the effect that the Reorganization will qualify as a transaction described in Section 351 of the Internal Revenue Code; provided, however, that each member of the Amneal Legacy Group who would own 5% or more of the stock of New PubCo following the Reorganization shall have delivered a customary representation letter in the form previously provided to the Amneal Legacy Group (or a substantially similar form).

Costs and Expenses	Each Party shall bear its own costs and expenses incurred in connection with the Reorganization, including attorneys’ fees and accountants’ fees.

Termination	This Term Sheet may be terminated (i) by mutual consent of Old PubCo and Opco or (ii) by either such Party in the event that any governmental authority shall have issued an order, decree, directive or ruling or shall have taken any other official action, orally or in writing, enjoining, restraining or otherwise prohibiting the transactions contemplated by the definitive agreements or denying approval of any application or notice for approval to consummate the transactions that is necessary for the consummation of the transactions, and such order, decree, ruling or other action has become final and non-appealable.

Binding Effect; Governing Law	Each Party agrees that this Term Sheet is intended to be legally valid and binding in all respects and create formal legal obligations on each Party to it, the consideration for which is the mutual covenants and undertakings set out herein.

This Term Sheet shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to any conflict of law provisions. Any dispute, disagreement, controversy or claim arising out of or relating to this Term Sheet or the breach hereof shall be subject to the jurisdiction of the Chancery Courts of

Delaware (or, if such court does not have jurisdiction, the Superior Court of the State of Delaware, or, if such other court does not have jurisdiction, the United States District Court for the District of Delaware), and each Party waives any arguments around forum non-conveniens or that such courts do not have jurisdiction over such Party. Each of the Parties irrevocably waives any and all rights to trial by jury in any action between the parties arising out of or relating to this Term Sheet.

Cooperation	The Parties agree to reasonably cooperate with each other and use reasonable best efforts to take such actions as reasonably necessary or reasonably requested by any other Party (to the extent consistent with the terms set forth herein) in order to effect the Reorganization as soon as reasonably practicable (the “Closing Date”).

Closing	Subject to and in accordance with the terms set forth in this Term Sheet, the Closing shall take place on the Closing Date, unless another time or date is agreed to in writing by the Parties.

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Accepted and agreed this 16th day of October 2023:

AMNEAL PHARMACEUTICALS, INC.

By:	/s/ Kevin Buchi
Name: Kevin Buchi
Title: Director and Chairman of the Conflicts Committee of the Board of Directors of Amneal Pharmaceuticals, Inc.

AMNEAL PHARMACEUTICALS LLC

By:	/s/ Anastasios Konidaris
Name: Anastasios Konidaris
Title: Executive Vice President, Chief Financial Officer

THE AMNEAL GROUP REPRESENTATIVE

By:	/s/ Padmesh Patel
Name: Padmesh Patel
Title: Amneal Group Representative

[Signature Page to Term Sheet]